UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2009

Commission File No. 000-31192

ALPHA GOLD CORP.
(Translation of registrant's name into English)

410 Donald Street, Coquitlam, British Columbia V3K 3Z8
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):N/A

SUBMITTED HEREWITH

The following documents have been previously filed with the appropriate Canadian securities authorities by way of the System for Electronic Document Analysis and Retrieval ("SEDAR") but were inadvertently not furnished to the SEC:
Exhibits
99.1	Amended Notice of the Meeting and Record Date
99.2	Form 52-109F2 - Certification of Annual Filings of Chief Executive Officer
99.3	Form 52-109F2 - Certification of Annual Filings of Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALPHA GOLD CORP.

Date: July 22, 2009

/s/ Richard Whatley
__________________________________
Richard Whatley
Chief Executive Officer